SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at October 11, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

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Form 20-F...X.... Form 40-F.........

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 11, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

SURFACE EXPLORATION DISCOVERS
NEW COPPER-GOLD MINERALIZATION AT XIETONGMEN

October 11, 2006, Vancouver, BC - Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) ("Continental") and Great China Mining Inc. (OTC.BB-GCHA) ("Great China Mining"), announce that exploration surveys outside of the main deposit area have expanded the highly prospective exploration targets at the Xietongmen property. The Xietongmen property is located 240 kilometers from the city of Lhasa in Tibet, People's Republic of China.

Surface exploration programs have been carried out over a ten square kilometer area on the Xietongmen property in 2005 and 2006. Approximately 1,100 rock chip and 500 soil samples were collected in 2005. A further 4,800 reconnaisance-type rock chip and 400 soil samples have been collected in 2006, expanding the Langtongmen copper-gold zone and resulting in the discovery of a large new copper-gold zone. These zones are located along a five kilometer long northwest trending corridor, extending from the Xietongmen deposit in the southeast to the Newtongmen zone in the northwest.

The new zones are characterized by copper values ranging from 250-11,475 parts per million (ppm) and gold values ranging from 100-19,786 parts per billion (ppb) in rock chip samples, and more localized but coincident soil anomalies.

The Langtongmen copper-gold zone is located 1.5 kilometers along strike to the northwest of the Xietongmen deposit. It is defined by coincident copper and gold anomalies from rock chip samples over an area of 1.5 square kilometers. Exploration hole - 5057 - drilled near the anomalous area in 2005 returned a 135.5 meter interval grading 0.28% copper and 0.31 g/t gold. The Newtongmen copper-gold zone is located 1.5 kilometers northwest of the Langtongmen zone along the same mineralized trend. It is characterized by a 1.5 square kilometer area of anomalous copper values from rock chip samples and within it, anomalous gold values from rock chip samples extending over and area of 1 kilometer by 0.5 kilometer. Follow up drilling is currently underway at the Langtongmen and Newtongmen zones.

A Property Location Map and maps showing copper and gold anomalies in the Xietongmen, Langtongmen and Newtongmen areas are posted on the websites: www.continentalminerals.com and www.greatchinamining.com. The 2006 detailed drilling program at the Xietongmen deposit was completed in September. The program successfully expanded the substantial copper-gold deposit in all directions. Engineering, environmental and socioeconomic studies for the Xietongmen feasibility study and environmental and social impact assessments continue, as well as community and stakeholder engagement activities at site.

In addition, steps required to complete the merger between Continental and Great China Mining, and unify 100% ownership in the Xietongmen property in Continental (see joint news release of June 12, 2006), are progressing well, with the merger expected to be finalized in the fourth quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton President & CEO Continental Minerals Corporation

For further information:
Continental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form on 20F with the United States Securities and Exchange Commission at www.sec.gov.